UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14947

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

520 Madison Avenue

New York, New York 10022

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEUCADIA NATIONAL CORPORATION

520 Madison Avenue

New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements and Supplemental Schedule (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

By:	Administrative Committee

Date:	May 26, 2016	By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Jefferies Group LLC Employees’ Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”) at November 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended November 30, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of November 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 25, 2016

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

As of November 30, 2015 and 2014

	2015	2014
ASSETS:
Participant-directed investments, at fair value:
Cash equivalents	$1,123,664	$830,802
Common Collective Trusts	46,183	—
Common stocks	45,404,640	61,194,852
Mutual funds	354,663,165	335,106,980

Total investments	401,237,652	397,132,634

Non-interest bearing cash	5,498	—

Receivables:
Contributions receivable	—	627,026
Notes receivable from participants	4,447,606	4,453,060

Total assets	405,690,756	402,212,720

LIABILITIES:
Excess contribution payable
Total liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS
	$405,690,756	$402,212,720

See accompanying notes to financial statements.

[2]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended November 30, 2015

ADDITIONS:
Contributions:
Participant contributions	$31,566,389
Participant rollover contributions	4,878,115
Employer matching contributions	6,418,096

Total contributions	42,862,600

Investment income/(loss):
Net depreciation in fair value of investments	(22,331,449)
Interest and dividends	17,213,469
Other Income	1,861,553

Total investment loss	(3,256,427)

Interest income on notes receivable from participants	188,848

Total additions	39,795,021

DEDUCTIONS:
Benefits paid to participants	36,263,067
Administrative expenses	53,918

Total deductions	36,316,985

Net increase	3,478,036

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	402,212,720

End of year	$405,690,756

See accompanying notes to financial statements.

[3]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

1. DESCRIPTION OF THE PLAN

The following description of the Jefferies Group LLC Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan sponsored by Jefferies Group LLC and subsidiaries (the “Company”) covering all U.S. based employees of the Company and employees who have U.S. source income who have completed three full months of service. The Plan’s Administrative Committee controls and manages the operation and administration of the Plan. Fidelity Management Trust Company serves the trustee of the Plan (the “Trustee”). The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year, eligible participants may voluntarily make pretax and/or after-tax Roth contributions up to 15% of a participant’s annual compensation or a flat dollar amount, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also make voluntary after-tax contributions up to $30,000 to the Plan. Participants who have attained age 50 on or before December 31, 2015 may make pre-tax and/or Roth catch-up contributions which are not matched by the Company.

Participants may also direct distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (“IRAs”) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs to the Plan. The Plan provides for a fixed matching contribution by the Company for each dollar contributed by the employee on a pretax and after-tax Roth basis. In fiscal 2015 the rate of match was 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated to participants on the basis of their compensation, as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2015.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and an allocation of administrative expenses, if not paid from the forfeiture or the Revenue Credit Program account. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. In situations where Fidelity recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, Fidelity (through a Revenue Credit Account) will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the plan. The plan administrator, on behalf of the Administrative Committee, can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. At November 30, 2015, as investment options for participants, the Plan currently offers one equity investment, thirty mutual funds, including two money market funds, and a self-directed brokerage account (“BrokerageLink Account”) (that primarily invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds).

[4]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

Vesting – Participants are immediately fully vested in their own contributions and the earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100

Notes Receivable from Participants – Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. The interest rate remains unchanged for the duration of the loan. The term of the loan may not exceed five years, except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through semi-monthly payroll deductions. Terminated participants who elect to continue their loan terms may elect to remit payments directly to the trustee.

Payment of Benefits – Upon termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment and if invested in Leucadia stock the distribution will be made in the form of whole shares of Leucadia stock or cash. The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document. The Plan also allows in-service withdrawals to employees to withdraw vested balances starting at age 59 1/2 and for all employees to withdraw their voluntary after-tax and rollover contributions at any time.

Forfeited Accounts – At November 30¸ 2015 and 2014, forfeited non-vested accounts totaled $118,237 and $315,764, respectively. These amounts will be used to reduce employer contributions and pay administrative expenses of the Plan. During the year ended November 30, 2015, incoming forfeitures totaled $846,358, and employer contributions were reduced by $1,043,886. Administrative expenses of $35,275 were paid through the Revenue Credit Account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

[5]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

Risks and Uncertainties – The Plan provides for various investment options, including mutual funds, common stock, and a self-directed brokerage account. The equity security investment option consists of the common stock of Leucadia and Investment Technology Group, Inc. (“ITG”). Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, Plan Management believes it reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the financial statements.

Concentration of Investments – Investment in Leucadia common stock comprises approximately 11% of the Plan’s investments as of November 30, 2015, and 15% at November 30, 2014.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Leucadia and ITG common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value, and which is reported by the sponsor. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

There was a $1,730,919 payment received related to the settlement of the class action which arose from the Jefferies and Leucadia transaction. The payment was allocated to plan participants who held shares of Jefferies on February 20, 2013. The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e., Revenue Credit Account) in the plan. The named fiduciary or plan administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from this Revenue Credit Account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as appreciation on investments held at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the NAV (Net Asset Valuation) of the mutual funds and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investment.

Notes Receivable From Participants – Participant loans are classified as Notes receivable from participants on the Statements of Net Assets available for Benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or paid from Plan forfeitures or the Revenue Credit Program account. If the expenses are charged to each participant’s account, they are charged on a pro rata basis based upon account balances of participants.

[6]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There are no amounts allocated to participants who have withdrawn their funds but have not been paid as of November 30, 2015 or 2014.

3. ACCOUNTING AND REGULATORY DEVELOPMENTS

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern—On August 27, 2014, the FASB issued ASU No. 2014-15, Going Concern (Subtopic 205-4) final guidance that requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, disclose that fact in the footnotes. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The new standard defines substantial doubt as when it is probable (i.e., likely) based on management’s assessment of relevant qualitative and quantitative information and judgment that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued (or available to be issued, when applicable). The standard is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, and early adoption is permitted. We do not expect the impact of the required disclosures to be material.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. We are currently evaluating the impact of the new guidance related to equity investments and the presentation and disclosure requirements of financial instruments on our financial statements. We do not expect the impact of this guidance to be material.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a single authoritative definition of fair value, sets a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Transfers Between Levels – The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, November 30, 2015 and 2014, there were no transfers between levels.

The techniques used to value the Plan’s investments are as follows:

•	Cash equivalents. Valued at amortized cost which approximates fair value;

[7]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

•	Common stock. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets;

•	Mutual funds/Common Collective Trusts. Valued utilizing a market approach wherein Plan management uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of November 30, 2015 and 2014:

	Assets measured at fair value as of November 30, 2015	Quoted prices in active markets for identical assets (Level 1)
Common Stocks	$45,404,640	$45,404,640
Mutual Funds:
Domestic Stock Funds	185,754,559	185,754,559
Balanced Funds	76,996,621	76,996,621
Fixed Income Funds	30,267,412	30,267,412
International Stock Funds	26,636,317	26,636,317
Money Market Funds	29,016,692	29,016,692
Common Collective Trusts	46,183	46,183
BrokerageLink Account:
Mutual Funds:
Interest Bearing Cash	1,123,664	1,123,664
Precious Metal Funds	18,766	18,766
International Stock Funds	835,787	835,787
Fixed Income Funds	768,450	768,450
Commodity Funds	44,574	44,574
Other Equity Mutual Funds	4,323,988	4,323,988

Total Invesment Assets at Fair Value	$401,237,652	$401,237,652

[8]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

	Assets measured at fair value as of November 30, 2014	Quoted prices in active markets for identical assets (Level 1)
Common Stocks	$61,194,852	$61,194,852
Mutual Funds:
Domestic Stock Funds	175,919,647	175,919,647
Balanced Funds	68,869,346	68,869,346
Fixed Income Funds	32,417,178	32,417,178
International Stock Funds	24,797,157	24,797,157
Money Market Funds	27,636,000	27,636,000
BrokerageLink Account:
Mutual Funds:
Interest Bearing Cash	830,802	830,802
Precious Metal Funds	28,511	28,511
International Stock Funds	479,485	479,485
Fixed Income Funds	997,868	997,868
Commodity Funds	65,375	65,375
Other Equity Mutual Funds	3,896,413	3,896,413

Total Invesment Assets at Fair Value	$397,132,634	$397,132,634

The Plan did not hold any Level 2 or Level 3 Investments as of November 30, 2015 and 2014. The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2015 and 2014:

	2015	2014
Common stock:
Leucadia Common Stock***	$44,360,088	$59,851,311
Mutual funds:
Fidelity OTC K Portfolio*	65,497,494	61,934,709
Fidelity International Discovery K *	26,636,317	24,797,157
Barron Small Cap Fund**	—	20,614,870
Fidelity Spartan 500 Index Fund (formerly Spartan U.S. Equity Index Fund)*	64,087,768	60,701,707

*	Represents a party-in-interest to the Plan.
**	Less than 5% at November 30, 2015
***	Represents a party-in-interest to the Plan and is comprised of both the Leucadia Stock and ESOP Fund..

[9]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

During the year ended November 30, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

Common Stock (1)	$(13,679,393)
Mutual Funds:
Domestic Stock Funds	(3,242,572)
Balanced Funds	(3,178,987)
Fixed Income Funds	(2,357,168)
International Stock Funds	472,688
BrokerageLink Account	(346,067)
Common Collective Trust Funds	50

Total Investment loss	$(22,331,449)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee and qualify as exempt party-in-interest transactions. Fees paid by the Plan for administrative services for the year ended November 30, 2015 were $53,918.

Fees paid indirectly by the Plan for investment management services are described in the mutual fund prospectus of the designated investment options and are included as a reduction of the return earned on such fund. The Plan pays Fidelity as trustee and record-keeper and these qualify as a party in interest transaction.

As of November 30, 2015 and 2014, the Plan held 2,509,055 and 2,587,548 shares of Leucadia common stock, with a Market Value of $44,360,088 and $59,851,311 respectively. During the year ended November 30, 2015, the Plan recorded dividend income of $571,040 related to the Leucadia Common Stock.

During the year ended November 30, 2015 sales of Leucadia Common Stock were $4,731,619 and the purchases of Leucadia Common Stock were $2,878,532. Realized losses on the sale of Leucadia common stock were $31,770 for the year ended November 30, 2015.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

[10]

JEFFERIES GROUP LLC EMPLOYEES’ PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2015 AND 2014 AND FOR THE YEAR ENDED NOVEMBER 30, 2015

8. TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 6, 2014 that the Plan, and related trust, were designed in accordance with applicable sections of the IRC. The Plan has been amended since filing for the determination letter. However the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. An application has been filed with the IRS on February 1, 2016 for an advance determination as to whether the Plan and amendments thereto meet the qualification requirements of §401 of the Internal Revenue Code of 1986, as amended, with respect to the Plan’s continued qualification.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that Plan years from 2012 to date remain open to examination by the IRS.

9. SUBSEQUENT EVENTS

Investment Technology Group, Inc. (“ITG”), a common stock that was discontinued as an investment option for participants on February 5, 2011 was liquidated over the period from February 8 to February 11, 2016. The proceeds were transferred into the Fidelity Freedom K Funds based on the participant’s date of birth. Effective February 11, 2016, the Plan discontinued offering and transferred the full balance of the Fidelity Market Trust Retirement Government Portfolio and the Fidelity Market Trust Retirement Market Portfolio into the new Fidelity Institutional Money Market Government Portfolio – Class I. Effective February 11, 2016, the Plan discontinued offering and transferred the full balance of the TCW Small Cap Growth Fund Class I into the Baron Small Cap Fund Institutional Class, a similar fund offered by the Plan.

Fidelity has distributed the fund change communication prior to the 30 day notification requirement electronically, via email and NetBenefits, with print distribution to participants who do not have a valid email address on file.

* * * * * *

[11]

JEFFERIES GROUP LLC

EMPLOYEES’ PROFIT SHARING PLAN EIN: 95-4719745 PLAN No. 001

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

November 30, 2015

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost**	(e) Current value

*	BrokerageLink Fund	Cash equivalents		$1,123,664
*	Leucadia (2,509,055 shares)	Common Stock		44,360,088
	ITG (51,973 shares)	Common Stock		1,043,103
	NB High Income Bond IS (660,193 shares)	Mutual Funds		5,453,191
	Loomis Value N Fund (383,323 shares)	Mutual Funds		9,985,574
	PIMCO Total Return Fund (1,092,626 shares)	Mutual Funds		11,450,720
	Harbor Cap Apr Inst (55,481,281 shares)	Mutual Funds		3,659,545
	TCW Small Cap Growth I (22,188 shares)	Mutual Funds		622,149
	TMPL Global Bond (209,609 shares)	Mutual Funds		2,500,632
	Baron Small Cap Inst (575,918 shares)	Mutual Funds		19,068,659
	Victory SM CO OPP (68,369 shares)	Mutual Funds		2,850,330
*	Fidelity OTC K Portfolio (782,620 shares)	Mutual Funds		65,497,494
*	Fidelity International Discovery K (665,907 shares)	Mutual Funds		26,636,317
*	Fidelity Low Price K Fund (338,083 shares)	Mutual Funds		16,708,075
*	Fidelity Strategic Income Fund (753,644 shares)	Mutual Funds		7,777,603
*	Fidelity High Income Fund (375,336 shares)	Mutual Funds		3,085,265
*	Fidelity Freedom K Income Fund (64,640 shares)	Mutual Funds		752,413
*	Fidelity Freedom Fund K 2005 (4,530 shares)	Mutual Funds		58,251
*	Fidelity Freedom Fund K 2010 (20,288 shares)	Mutual Funds		271,756
*	Fidelity Freedom Fund K 2015 (119,194 shares)	Mutual Funds		1,605,549
*	Fidelity Freedom Fund K 2020 (420,453 shares)	Mutual Funds		5,949,405
*	Fidelity Freedom Fund K 2025 (548,026 shares)	Mutual Funds		8,094,349
*	Fidelity Freedom Fund K 2030 (800,058 shares)	Mutual Funds		12,048,877
*	Fidelity Freedom Fund K 2035 (856,903 shares)	Mutual Funds		13,290,571
*	Fidelity Freedom Fund K 2040 (736,465 shares)	Mutual Funds		11,452,030
*	Fidelity Freedom Fund K 2045 (612,505 shares)	Mutual Funds		9,781,709
*	Fidelity Freedom Fund K 2050 (585,640 shares)	Mutual Funds		9,417,084
*	Fidelity Freedom Fund K 2055 (220,850 shares)	Mutual Funds		2,623,693
*	Fidelity Freedom Fund K 2060 (5,860 shares)	Mutual Funds		60,126
*	Fidelity Retirement Gov’t Money Market (9,927,671 shares)	Mutual Funds		9,927,671
*	Fidelity Retirement Money Market (19,089,021 shares)	Mutual Funds		19,089,021
*	Fidelity Strategy Real Retirement (190,061)	Mutual Funds		1,590,808
*	BrokerageLink Account	Mutual Funds		5,991,564
*	Spartan 500 Index Fund (870,757 shares)	Mutual Funds		64,087,768
*	Spartan Ext Index Adv (59,751 shares)	Mutual Funds		3,274,964
	NB Value Equity Fund (3,498 shares)	Common Collective Trusts		46,183
*	Maturities 2015-2025 at interest rates ranging from 4.25% to 8%	Participant Loans		4,447,606
		Totals		$405,683,808

*	Party-in-interest-investment

**	Cost information not required for participant directed investments and therefore is not included

[12]